Exhibit 21.1
SUBSIDIARIES OF INTELIUS, INC.
1.	Intelius Sales Company LLC 500 108th Ave. N.E., 25th Floor Bellevue, WA 98004

2.	Qwil Company 500 108th Ave. N.E., 25th Floor Bellevue, WA 98004

3.	Intelius Screening Solutions LLC 500 108th Ave. N.E., 25th Floor Bellevue, WA 98004

4.	Zaba, Inc. 500 108th Ave. N.E., 25th Floor Bellevue, WA 98004